UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SUPREME INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

868607102

(CUSIP Number)

William J. Barrett

210 Sundial Court

Vero Beach, Florida 32963

(732) 741-1500

with a copy to:

Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868607102

1.	Names of Reporting Persons William J. Barrett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,618,103 (1)

	8.	Shared Voting Power 132,296 (2)

	9.	Sole Dispositive Power 1,618,103 (1)

	10.	Shared Dispositive Power 132,296 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,756,375 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.3% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)         Includes (i) 885,999 shares of Class B Common Stock that are immediately convertible into shares of Class A Common Stock on a one-for-one basis and (ii) 12,000 shares of Class A Common Stock that may be acquired by such Reporting Person within 60 days upon the exercise of stock options to purchase shares of Class A Common Stock from the Issuer.

(2)         Consists of (i) 115,439 shares of Class A Common Stock and (ii) 16,857 shares of Class B Common Stock owned by such Reporting Person’s spouse that are immediately convertible into shares of Class A Common Stock on a one-for-one basis.

(3)         Due to group status.

(4)         Due to group status and based upon (i) 15,279,668 shares of Class A Common Stock of the Issuer outstanding as of July 14, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q that was filed by the Issuer with the SEC on July 29, 2016, (ii) 1,557,234 shares of Class B Common Stock that are immediately convertible into Class A Common Stock on a one-for-one basis and (iii) options to purchase 43,500 shares of Class A Common Stock from the Issuer within 60 days.

CUSIP No. 868607102

1.	Names of Reporting Persons Herbert M. Gardner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 928,491 (1)

	8.	Shared Voting Power 77,485 (2)

	9.	Sole Dispositive Power 928,491 (1)

	10.	Shared Dispositive Power 77,485 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,756,375 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.3% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)         Includes (i) 587,862 shares of Class B Common Stock that are immediately convertible into shares of Class A Common Stock on a one-for-one basis and (ii) 31,500 shares of Class A Common Stock that may be acquired by such Reporting Person within 60 days upon the exercise of stock options to purchase shares of Class A Common Stock from the Issuer.

(2)         Consists of (i) 10,969 shares of Class A Common Stock and (ii) 66,516 shares of Class B Common Stock that are immediately convertible into shares of Class A Common Stock on a one-for-one basis owned by a generation skipping marital trust under the will of Mary K. Gardner, such Reporting Person’s late spouse.

(3)         Due to group status.

(4)         Due to group status and based upon (i) 15,279,668 shares of Class A Common Stock of the Issuer outstanding as of July 14, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q that was filed by the Issuer with the SEC on July 29, 2016, (ii) 1,557,234 shares of Class B Common Stock that are immediately convertible into Class A Common Stock on a one-for-one basis and (iii) options to purchase 43,500 shares of Class A Common Stock from the Issuer within 60 days.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock (the “Class A Common Stock”) of Supreme Industries, Inc., a Delaware corporation (the “Issuer”), and Class B common stock (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) of the Issuer, which is convertible into shares of Class A Common Stock on a one-for-one basis. This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission by William J. Barrett and Herbert M. Gardner by furnishing the information set forth below.  Except as otherwise specified in this Amendment, all previous unchanged Items are unchanged.  Capitalized terms used herein that are not defined herein have the meanings given to them in the Schedule 13D filed with the Securities and Exchange Commission.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“In exercising stock options on May 11, 2016 and June 1, 2016 to acquire 35,250 shares of Class A Common Stock, Mr. Barrett forfeited 5,469 shares of Class A Common Stock.  In exercising stock options on May 11, 2016 to acquire 15,750 shares of Class A Common Stock, Mr. Gardner forfeited 1,804 shares of Class A Common Stock.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a)                           The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

Mr. Barrett ultimately has no voting power or dispositive power over (i) the 340,629 shares of Class A Common Stock and the 587,862 shares of Class B Common Stock over which Mr. Gardner has sole voting power and dispositive power, and (ii) the 10,969 shares of Class A Common Stock and the 66,516 shares of Class B Common Stock owned by a generation skipping marital trust under the will of Mary K. Gardner, Mr. Gardner’s late wife.

Mr. Gardner ultimately has no voting power or dispositive power over (i) the 732,104 shares of Class A Common Stock and the 885,999 shares of Class B Common Stock over which Mr. Barrett has sole voting power and dispositive power, and (ii) the 115,439 shares of Class A Common Stock and the 16,857 shares of Class B Common Stock owned by Mr. Barrett’s wife.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)                                 Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c)                                  As of the time of filing, other than as set forth on Annex A hereto, there have been no transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons.

(d)                                 Not applicable.

(e)                                  Not applicable.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 29, 2016).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	WILLIAM J. BARRETT

/s/ William J. Barrett

HERBERT M. GARDNER

/s/ Herbert M. Gardner

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 29, 2016).

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SUPREME INDUSTRIES, INC.

Reporting Person	Date of Transaction	Description of Transaction	Shares Disposed	Price Per Share
Herbert M. Gardner	6/30/2016	Open Market Sales	19,748	$13.56
William J. Barrett (1)	7/26/2016	Open Market Sales	12,000	$16.78
Herbert M. Gardner	7/26/2016	Open Market Sales	8,750	$16.77
William J. Barrett (1)	7/27/2016	Open Market Sales	1,909	$16.84
Herbert M. Gardner	7/27/2016	Open Market Sales	3,550	$16.81
William J. Barrett (1)	7/28/2016	Open Market Sales	32	$16.84
Herbert M. Gardner	7/29/2016	Open Market Sales	500	$16.84
William J. Barrett (1)	8/1/2016	Open Market Sales	1,631	$16.84
William J. Barrett	8/8/2016	Open Market Sales	8,000	$16.01
Herbert M. Gardner	8/8/2016	Open Market Sales	3,580	$16.00
William J. Barrett	8/9/2016	Open Market Sales	132	$16.04
Herbert M. Gardner	8/9/2016	Open Market Sales	399	$16.00
Herbert M. Gardner	8/11/2016	Open Market Sales	1,921	$16.02
William J. Barrett	8/15/2016	Open Market Sales	10,000	$15.89
Herbert M. Gardner	8/15/2016	Open Market Sales	4,020	$15.88
William J. Barrett	8/16/2016	Open Market Sales	31,868	$16.00
William J. Barrett (1)	8/16/2016	Open Market Sales	4,428	$16.87
Herbert M. Gardner	8/16/2016	Open Market Sales	41,079	$16.02

(1) Shares disposed from a grantor trust of which Mr. Barrett serves as trustee and Mr. Barrett and his wife are beneficiaries.